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                              April 8, 2024

       John Passalacqua
       Chief Executive Officer
       First Phosphate Corp.
       1055 West Georgia Street
       1500 Royal Centre, P.O. Box 11117
       Vancouver, British Columbia
       V6E 4N7

                                                        Re: First Phosphate
Corp.
                                                            Registration
Statement on Form 20-F
                                                            Filed March 12,
2024
                                                            File No. 000-54260

       Dear John Passalacqua:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 20-F filed March 12, 2024

       Item 4. Information on the Company
       D. Property, Plants and Equipment, page 31

   1. Please revise your individual property disclosures as necessary to remove duplicative information and to more
clearly focus your discussion. For example, information
                                                        beginning on page 63,
such as the resource estimate and resource estimate sensitivity tables, also appear on
pages 56 and 58.
   2. We note that you have included disclosure regarding your quality assurance and quality control review on page
53, although the revised disclosure appears to
                                                        only encompass your
material property. In a separate section, please also address the internal controls
related to exploration and mineral resource and reserve estimation efforts that are applicable to
all properties, as required by Item 1305 of Regulation S-K.
 John Passalacqua
First Phosphate Corp.
April 8, 2024
Page 2
3. We note that your revised disclosure includes a detailed description of your cut-off grade calculation, and that the cost portion of the cut-off grade calculation appears to include processing and G&A costs, although does not appear to include the mining cost.

         Please explain to us how the resulting cut-off grade would have the requisite utility without consideration of the mining cost, i.e. to differentiate material having economic value from material having no economic value, in establishing the prospects of economic extraction, consistent with the definition in Item 1300 of Regulation S-K.
Safe Harbor, page 77

4. We note your reference to the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not currently subject to the reporting requirements of
         Sections 13(a) or 15(d) of the Securities Exchange Act. Please revise to remove the reference.
Item 6. Directors, Senior Management and Employees
B. Compensation, page 79

5. Please disclose compensation provided to your directors and senior management for your last completed fiscal year ended February 28, 2024. See Item 6.B of Form 20-F.
Item 18. Financial Statements, page 111

6. We note your disclosure that unaudited condensed interim financial statements of the
       Company as of and for the three and six months ended August 31, 2023 and 2022, including the notes thereto are attached and found immediately following the text of the registration statement. Further, we note management's discussion and analysis and other financial data is provided for the three and six months ended August 31, 2023 and
       2022. However, it appears that the unaudited interim financial statements for the three and
FirstName LastNameJohn Passalacqua
       six months ended August 31, 2023 and 2022 have been omitted from your registration
Comapany    NameFirst
       statement        Phosphate
                  on Form   20-F. InCorp.
                                     that regard, please update the financial
statements in
       accordance
April 8, 2024 Page 2with Item  8.A(5) of Form 20-F.
FirstName LastName
 John Passalacqua
FirstName   LastNameJohn Passalacqua
First Phosphate  Corp.
Comapany
April       NameFirst Phosphate Corp.
       8, 2024
April 38, 2024 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Mark
Wojciechowski, Staff Accountant, at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. For questions regarding the engineering comments, please contact John Coleman, Mining Engineer, at 202-551-3610. Please contact Liz
Packebusch, Staff Attorney, at 202-551-8749 or Kevin Dougherty, Staff Attorney, at 202-551-
3271 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Daniel D. Nauth